Exhibit (a)(5)(F)

TELEMAR NORTE LESTE S.A. CNPJ/MF No. 33.000.118/0001-79	TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Publicly held	CNPJ/MF No. 02.558.154/0001-29 Publicly held

COMMUNICATION TO THE MARKET

Telemar Norte Leste S.A. (“Telemar”) and Tele Norte Celular Participações S.A. (“TNCP”), pursuant to CVM Ruling No. 358/02, hereby inform the public that:

As previously disclosed, on August 19, 2008, the auction related to Telemar’s Voluntary Tender Offer for the preferred shares of TNCP (the “Tender Offer”) was held on the electronic trading system of the Bolsa de Valores de São Paulo (“BOVESPA”) and Telemar acquired 3,951,923 preferred shares of TNCP, corresponding to approximately 93.9% of the outstanding preferred shares of TNCP, in the auction.

Because the number of preferred shares of TNCP tendered for sale in the auction represented more than 2/3 of its outstanding preferred shares (other than those preferred shares already owned by Telemar), under applicable Brazilian rules all remaining holders of TNCP preferred shares were entitled to exercise the “shareholder put right” described in the Notice of the Tender Offer dated July 19, 2008 and the offer to purchase, dated July 19, 2008 (the “Offer to Purchase”).

During the period of three months following the date of the auction, Telemar was required to purchase such preferred shares for the tender offer price of R$33.00 per preferred share, including preferred shares represented by American Depositary Shares (“ADSs”), plus an adjustment at the Brazilian Certificado de Depósito Interbancário – CDI rate from the date of the auction to the date of payment and net of certain fees and expenses described in the Notice of the Tender Offer and the Offer to Purchase.

As of November 19, 2008, the last day on which the shareholders put right could be exercised, holders of 191,666 preferred shares of TNCP (including holders of 82,726 ADSs of TNCP representing 82,726 preferred shares of TNCP), had placed these preferred shares for sale, all of which were purchased by Telemar. As a result of the acquisitions made through the Tender Offer and purchases made as a result of the exercise of the shareholders put right, Telemar now holds 4,147,304 preferred shares of TNCP, corresponding to approximately 98.5% of the preferred shares and 61.9% of the capital stock of TNCP.

Rio de Janeiro, November 19, 2008

Telemar Norte Leste S.A.

Tele Norte Celular Participações S.A.

José Luís Magalhães Salazar

Investors Relations Officer